Exhibit 99.3

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GOLDEN STAR RESOURCES LTD.

SPECIAL MEETING OF SHAREHOLDERS – SEPTEMBER 17, 2018

PROXY

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Common Shareholders of Golden Star Resources Ltd. to be held on Monday, September 17, 2018

The Management Information Circular is also available at
www.gsr.com/investors/Special-Meeting-Documents/default.aspx

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned holder of common shares of Golden Star Resources Ltd. (the “Corporation”) hereby nominates and appoints Samuel Coetzer, President and Chief Executive Officer of the Corporation, or failing him, André van Niekerk, Executive Vice President and Chief Financial Officer of the Corporation, or instead of any of them, __________________________ , as the proxy of the undersigned to attend, act and vote in accordance with the following instructions in respect of all common shares of the Corporation registered in the name of the undersigned at the Special Meeting (the “Meeting”) of shareholders of the Corporation to be held at 11:30 a.m. (Toronto time) on Monday, September 17, 2018 in the Algonquin Boardroom at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Toronto, Ontario, Canada, M5H 2T6 and at any and all adjournments or postponements thereof:

1.	To pass the Private Placement Resolution, as defined in, and as set out in Schedule A to, the Management Information Circular of the Corporation dated August 14, 2018:		The undersigned hereby revokes any instrument of proxy heretofore given with reference to the said Meeting or any adjournment thereof.
	For ______	Against ______	The proxy holder may in his or her discretion vote with respect to amendments or variations to matters identified in the Notice of Meeting (as defined in the accompanying Management Information Circular) or to other matters which may properly come before the Meeting or any adjournment or postponement thereof.
2.	To pass the Consolidation Resolution, as defined in, and as set out in Schedule B to, the Management Information Circular of the Corporation dated August 14, 2018:
	For ______	Against ______

DATED this day of , 2018.

Signature

Name of shareholder (Please Print)

Address

Number of common shares held

Golden Star Resources Ltd. – 2018 Special Meeting of Shareholders – Form of Proxy

NOTES:
1.	The common shares represented by this proxy will be voted in accordance with the instructions given herein. IF NO CHOICE IS SPECIFIED HEREIN, OR IF ANY INSTRUCTIONS GIVEN ARE NOT CLEAR, THE COMMON SHARES SHALL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED A FOR VOTE, ALL IN THE SAME MANNER AND TO THE SAME EXTENT AS THE SHAREHOLDER COULD DO IF THE SHAREHOLDER WERE PERSONALLY PRESENT AT THE MEETING.	3.

This proxy will not be valid unless it is dated and signed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and ceases to be valid one year from its date. If the proxy is executed by an attorney for an individual shareholder or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the proxy instrument.

2.	A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSON DESIGNATED IN THIS PROXY TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING. Such right may be exercised by printing in the space provided the name of the person to be appointed and striking the name of the management designees named above, in which case only the person so named may vote the common shares at the Meeting.	4.	If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by the management of the Corporation.
		5.	To be effective, the instrument of proxy must be received by 5:00 p.m. (Toronto time) on Thursday, September 13, 2018, at the address set forth in the accompanying return envelope which will be either: (i) Attention: AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1 (in the case of common shares which are registered on the books of the Corporation for trading on the Toronto Stock Exchange or on the NYSE American); or (ii) Attention: The Registrar, Ghana Commercial Bank Limited, Share Registry, Head Office, P.O. Box 134, Accra, Ghana (in the case of common shares which are registered on the books of the Corporation for trading on the Ghana Stock Exchange).

Golden Star Resources Ltd. – 2018 Special Meeting of Shareholders – Form of Proxy